

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Jing Zhuo
Chief Financial Officer
Integrated Media Technology Ltd
Level 7, 420 King William Street
Adelaide SA 5000 Australia

> **Re: Integrated Media Technology Ltd**
> **Form 20-F/A for the Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38018**

Dear Jing Zhuo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing